(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000

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Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

RE:

Fidelity Select Portfolios® (the trust):

Select Air Transportation Portfolio, Select Automotive Portfolio, Select Banking Portfolio, Select Biotechnology Portfolio, Select Brokerage and Investment Management Portfolio, Select Business Services and Outsourcing Portfolio, Select Chemicals Portfolio, Select Computers Portfolio, Select Construction and Housing Portfolio, Select Consumer Industries Portfolio, Select Cyclical Industries Portfolio, Select Defense and Aerospace Portfolio, Select Developing Communications Portfolio, Select Electronics Portfolio, Select Energy Portfolio, Select Energy Service Portfolio, Select Environmental Services Portfolio, Select Financial Services Portfolio, Select Food and Agriculture Portfolio, Select Gold Portfolio, Select Health Care Portfolio, Select Home Finance Portfolio, Select Industrial Equipment Portfolio, Select Industrial Materials Portfolio, Select Insurance Portfolio, Select Leisure Portfolio, Select Medical Delivery Portfolio, Select Medical Equipment and Systems Portfolio, Select Money Market Portfolio, Select Multimedia Portfolio, Select Natural Gas Portfolio, Select Natural Resources Portfolio, Select Networking and Infrastructure Portfolio, Select Paper and Forest Products Portfolio, Select Pharmaceuticals Portfolio, Select Retailing Portfolio, Select Software and Computer Services Portfolio, Select Technology Portfolio, Select Telecommunications Portfolio, Select Transportation Portfolio, Select Utilities Growth Portfolio, Select Wireless Portfolio (the funds)

File No. 811-3114

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Forms of Proxy to be sent to shareholders of the funds in connection with a Special Meeting of Shareholders of the funds to be held on September 20, 2006. Pursuant to Rule 14a-3(c), the required informational copy of each fund's Annual Report for the fiscal period ended February 28, 2006 has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about July 24, 2006, and in order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than June 26, 2006.

The proposals for consideration by shareholders are as follows. To facilitate the Staff's review of this filing, we make the following representations concerning disclosure for the proxy proposals included herein:

1. To elect a Board of Trustees.

This proposal is a routine item. This proposal is substantially similar to that contained in the proxy statement for Fidelity Union Street Trust II (Fund 811-06452) filed on May 17, 2006. We do not believe that this proposal requires review.

2a-10b To modify the fundamental "invests primarily" and concentration policies of Select Banking Portfolio, Select Business Services and Outsourcing Portfolio, Select Construction and Housing Portfolio, Select Consumer Industries Portfolio, Select Cyclical Industries Portfolio, Select Developing Communications Portfolio, Select Food and Agriculture Portfolio, Select Home Finance Portfolio, and Select Industrial Materials Portfolio.

These proposals ask for shareholder approval to modify certain fundamental policies of the above funds. The primary purpose of these proposals is to facilitate positioning of the funds to focus (or, in the case of Select Banking, Select Construction and Housing, and Select Home Finance, better reflect the fund's focus) on a specific market sector or industry.

Please contact Diane Woodward at (617) 563-0580 with any questions or comments relating to this filing.

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/s/ Sarah Muller
Sarah Muller
Legal Product Group